Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Earnings:
(Loss) income from continuing operations before income taxes	$(66,146)	$75,173	$16,103	$204,588
Adjustments:
Fixed charges	50,218	10,459	71,080	46,692
Loss from equity investees	184	35	259	539
Amortization of capitalized interest	29	36	94	98
Capitalized interest	(145)	(271)	(345)	(537)
	$(15,860)	$85,432	$87,191	$251,380

Fixed Charges:
Interest expense	$42,835	$9,723	$62,854	$30,225
Loss on early extinguishment of debt	5,641	33	5,641	14,702
Portion of rental expense representative of interest	1,597	432	2,240	1,228
Capitalized interest	145	271	345	537
	$50,218	$10,459	$71,080	$46,692

Ratio of earnings to fixed charges	(0.32)	8.17	1.23	5.38
Deficiency amount	$(15,860)	$-	$-	$-